AH
3/18/2002

02019441

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 45223

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 01 2002
143

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fund Services Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 South Figueroa Street, Suite 3200
(No. and Street)

Los Angeles	California	90017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lester Wood (213) 612-2197
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lederman, Zeidler & Co. LLP
(Name — *if individual, state last, first, middle name*)

9107 Wilshire Blvd., Suite 260	Beverly Hills	California	90210
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BP 3/18

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lester T. Wood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fund Services Advisors, Inc., as of February 25, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

MARIA C. MARTINEZ
Commission # 1322686
Notary Public - California
Los Angeles County
My Comm. Expires Sep 29, 2005

Maria C. Martinez
Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FUND SERVICES ADVISORS, INC.

Financial Statements
with
Independent Auditors' Report
December 31, 2001

CONTENTS

LEDERMAN, ZEIDLER & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
BEVERLY HILLS, CALIFORNIA 90210

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310 273-2924
FAX
(310) 276-0225

INDEPENDENT AUDITORS' REPORT

Board of Directors
FUND SERVICES ADVISORS, INC.
Los Angeles, California

We have audited the accompanying statement of financial condition of Fund Services Advisors, Inc., as of December 31, 2001 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fund Services Advisors, Inc. as of December 31, 2001 and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the statement of operating expenses and in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lederman, Zeidler & Co., LLP

Beverly Hills, California
February 26, 2002

FUND SERVICES ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	7,513
Advisory fees receivable		87,065
	$	94,578

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Commissions payable	$	61,338
Due to affiliate		25,393
Total current liabilities		86,731
Stockholders' equity		
Common stock, no par value		
Authorized - 2,000,000 shares		
Issued and outstanding - 10,000 shares		10,000
Paid-in capital		93,486
Deficit		(95,639)
		7,847
	$	94,578

The accompanying notes are an integral part of these financial statements

FUND SERVICES ADVISORS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenue	
Investment advisory fees	$ 1,448,166
Other fees	$ 71,245
Interest and dividends	12
	1,519,423
Operating expenses	1,300,061
Income before provision for income taxes	219,362
Provision for income taxes	3,457
Net income	$ 215,905

The accompanying notes are an integral part of these financial statements

FUND SERVICES ADVISORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Paid-in Capital	Retained Earnings/ (Deficit)	Total
Balance, December 31, 2000	$ 10,000	$ 85,986	$ 72,883	$ 168,869
Capital contributions	--	7,500	-	7,500
Net income	-	-	215,905	215,905
Dividends paid	-	-	(384,427)	(384,427)
Balance, December 31, 2001	$ 10,000	$ 93,486	$(95,639)	$ 7,847

The accompanying notes are an integral part of these financial statements

FUND SERVICES ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Operating activities:	
Net income	$ 215,905
Non-cash items included in net income:	
Donation of equipment	46,750
(Increase) decrease in assets:	
Advisory fees receivable	65,502
Other assets	7,773
Increase (decrease) in liabilities:	
Accounts payable	(23,752)
Accrued expenses	(4,257)
Commissions payable	56,926
Due to affiliate	25,393
Net cash provided by operating activities	390,240
Financing activities:	
Principal payments on line of credit	(10,000)
Dividends paid	(384,427)
Capital investment by stockholders	7,500
Net cash (used) by financing activities	(386,927)
Increase in cash	3,313
Cash, beginning of year	4,200
Cash, end of year	$ 7,513
Cash paid during the year:	
Interest paid	$ 237
Income taxes paid	$ 3,457

The accompanying notes are an integral part of these financial statements

FUND SERVICES ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. Summary of significant accounting policies

Nature of business - The Company is a non-clearing fully disclosed broker dealer engaged in providing investment agreements, mutual funds and other investment services, for municipal bond issuers and cash managers. The majority of customers are municipalities located in California. Currently, the Company's single source of revenue is the collection of 12(b)(1) fees.

Cash - For purposes of reporting cash flows, cash and cash equivalents include cash on hand and cash held at the Company's brokerage house.

Revenue - The Company receives advisory fee income based either on a stated fee or based on a percentage of bond funds invested pursuant to an investment agreement. Also, the Company is paid a monthly servicing fee on average client balances held in money market mutual funds. In addition, the Company earns fees from analyzing investment portfolios of municipalities.

Income taxes - The Company and its stockholders prior to the sale of the Company stock (see footnote 2) elected to be taxed under Section 1361 of the Internal Revenue Code as an "S" Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are individually liable for federal income taxes based on the Company's taxable income. This election is also valid for state income tax reporting; however, a provision for state income taxes is required based on a 1.5% tax rate. Subsequent to the sale of Company stock, the Company is taxed as a "C" Corporation. As a "C" Corporation the Company pays federal and state income taxes based on the Company's taxable income.

Estimates - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates include the fair value of financial instruments.

Fair value of financial instruments - The carrying value of financial instruments on the balance sheet is a reasonable estimation of the fair value for the following instruments: cash, advisory fees receivable and current liabilities.

2. Change in ownership

On August 13, 2001, 100% of the Company's common stock was purchased by BLX Acquisition Corporation, a Delaware Corporation. The selling shareholders were the two Company officers. One of the selling shareholders remained as an officer of the Company subsequent to the sale.

Since the change in ownership, the Company's revenue has consisted of the collection of 12(b)(1) fees and interest earnings and the Company's expenses consist of commissions and management fees. The Company has not paid dividends subsequent to the change in ownership.

3. Related party transactions

Subsequent to the change in ownership, the Company incurred a management fee expense in the amount of $114,000 payable to an affiliate of the Company's 100% shareholder.

FUND SERVICES ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

4. Payable to related parties

Payable to affiliate of the Company's 100% shareholder, due on demand, non-interest bearing.	$ 25,393

5. Income taxes

The income tax provision consists of the following:

State - current	$ 3,457

6. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $7,847, which was $2,847 in excess of its required net capital of $5,000. The Company's ratio of net capital to aggregate indebtedness was approximately 11 to 1.

FUND SERVICES ADVISORS, INC.
STATEMENT OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2001

Automobile	$ 12,259
Bank service charge	5,010
Commissions	431,525
Computer expenses	1,957
Conference	2,275
Consulting	18,517
Data services	17,880
Donations	47,750
Dues and subscriptions	510
Education	806
Employee benefits	14,473
Employment services	1,686
Entertainment	13,734
Equipment rental	1,917
Fees	3,199
Gifts	137
Insurance	25,143
Interest	237
Internet	2,760
Legal and accounting	19,606
Licenses	150
Management fee	114,000
Marketing	681
Move	4,885
Office expense	4,475
Parking	5,000
Payroll taxes	33,551
Postage and delivery	3,528
Printing and reproduction	6,131
Promotion	2,474
Reference materials	2,185
Rent	23,850
Repairs	653
Salaries	426,279
Taxes	1,765
Telephone	21,628
Travel	21,184
Other	6,261
	$ 1,300,061

FUND SERVICES ADVISORS, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Net capital	
Total stockholders' equity	$ 7,847
Deductions and/or charges	
Non-allowable assets	-
Net capital	$ 7,847
Aggregate indebtedness	
Total aggregate indebtedness	$ 86,731
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital	$ 2,847
Ratio: Aggregate indebtedness to net capital	11 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2000)	
Net capital, as reported in Company's Part II (unaudited) Focus report	$ 7,514
Net audit adjustments	333
Net capital per above	$ 7,847

FUND SERVICES ADVISORS, INC.
SCHEDULE II
RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

The Company is in compliance with the conditions of exemption from the reserve and possession or control requirements under the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

LEDERMAN, ZEIDLER & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
BEVERLY HILLS, CALIFORNIA 90210

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310 273-2924
FAX
(310) 276-0225

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
FUND SERVICES ADVISORS, INC.
Los Angeles, California

In planning and performing our audit of the financial statements of Fund Services Advisors, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Fund Services Advisors, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and the procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lederman, Zeidler & Co. LLP

Beverly Hills, California
February 26, 2002